99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS

FIRM / AFFILIATE OFFICES

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	Washington, D.C.

04012577

January 28, 2004

File No. 82-34652

FEB - 2 2004

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Ladies and Gentlemen,

De' Longhi S.p.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Communication to CONSOB (*Commissione Nazionale per la Società e la Borsa*) regarding the minutes of the meeting of the Board Directors of De' Longhi on December 15, 2003 relating to the approval of a capital increase to service the stock option plan (in Italian);

- Press Release dated December 15, 2003 relating to the approval by De' Longhi's Board of Directors of a capital increase to service the stock option plan (in English);

- Press Release dated January 21, 2004 regarding De' Longhi's sales for 2003 and the acquisition of a Chinese manufacturer (in English); and

- Press Release dated January 21, 2004 regarding De' Longhi's exemption from the publication of a fourth quarterly report for 2003 (in English).

Please feel free to call me if you have any questions at +44 207 710 1000.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

dlw 2/4

Enclosures

LO\171125.1

LATHAM&WATKINS

cc: Arianna Maronese
of De' Longhi S.p.A.

DE' LONGHI S.P.A.
INDEX OF DOCUMENTS

DeLonghi
Living innovation

(1)

Spettabile
CONSOB
Via G.B. Martini, 3
<u>00198 – ROMA</u>

Treviso, 9 gennaio 2003

- raccomandata A.R. -

Oggetto: **Trasmissione documenti ai sensi dell'art. 92, lett. d) e e) del Regolamento Consob 11971/1999 e successive modificazioni e integrazioni.**

Con la presente si trasmette copia conforme all'originale del verbale del Consiglio di Amministrazione di De'Longhi S.p.A. del 15 dicembre 2003, insieme alla ricevuta dell'avvenuta presentazione all'ufficio Registro Imprese di Treviso.

Con i migliori saluti.

Arianna Maronese
Affari societari
Tel. 0422 413280
Fax 0422 413394
arianna.maronese@delonghi.it

Avviso di ricevimento

X Raccomandata ☐ Pacco

☐ Assicurata Euro

Numero 1041386584 0 4

Data di spedizione 10 GEN. 2004 Dall'ufficio postale di 31100 TREVISO

31100 TREVISO

Destinatario CONSOB

Via G.B. Martini n. 3

C.A.P. 00198 Località ROMA

CONSOB 13 GEN. 2004 ACCETTAZIONE

Firma per esteso del ricevente (Nome e Cognome)	Data	Firma dell'incaricato alla distribuzione	Bollo dell'ufficio di distribuzione

☐ Consegna effettuata ai sensi dell'art. 33 D.M. 09.04.01:
- Invii multipli a un unico destinatario
- Sottoscrizione rifiutata

L1 (00) - Ed. 09/02

N. PRA/52091/2003/CTV0151 TREVISO,30/12/2003

RICEVUTA DELL'AVVENUTA PRESENTAZIONE VIA TELEMATICA ALL'UFFICIO
REGISTRO IMPRESE DI TREVISO
DEI SEGUENTI ATTI E DOMANDE:

RELATIVAMENTE ALL'IMPRESA:
DE' LONGHI S.P.A.

FORMA GIURIDICA: SOCIETA' PER AZIONI
CODICE FISCALE E NUMERO DI ISCRIZIONE: 11570840154
DEL REGISTRO IMPRESE DI TREVISO

ISCRITTA NELLA SEZIONE ORDINARIA
NUMERO REPERTORIO ECONOMICO AMMINISTRATIVO: 224758

ELENCO DEGLI ATTI PRESENTATI:

1) A05 MODIFICHE ATTO COSTITUTIVO (SOC DI CAPITALI E COOPERATIVE)

DT.ATTO: 15/12/2003

ELENCO DEI MODELLI PRESENTATI:

2	RIQ 08	VARIAZIONE DEL CAPITALE SOCIALE
2	RIQ A	MODIFICA A SOCIETA' CONSORZIO, G.E.I.E, ENTE PUBBLICO ECON.

ATA DOMANDA: 23/12/2003 DATA PROTOCOLLO: 30/12/2003

SATTI PER BOLLI		**41,32**	CASSA AUTOMATICA
SATTI PER DIRITTI		**77,00**	CASSA AUTOMATICA
OTALE	EURO	**118,32**	
otale degli importi equivalenti in Lire :		**229.100 Lire**	

** Pagamento effettuato in Euro ***

NDIRIZZO DI RIFERIMENTO: STZDAA52P48L736P-ADA DR STIZ-ASTIZ@LIBERO

RMA DELL'ADDETTO:
ENA CATTERIN

ta e ora di protocollo: 30/12/2003 10:10:57
ta e ora di stampa della presente ricevuta: 30/12/2003 10:10:59

N. .... Mod. ....
con € ....
(di cui € .... per trascr)
(e di cui € ....)
per INVIM Il Direttore
F.to ....
(L.S.)

REPERTORIO N.79292

RACCOLTA N.19080

REPUBBLICA ITALIANA

VERBALE DI RIUNIONE DI CONSIGLIO DI AMMINISTRAZIONE

della società

"DE' LONGHI S.P.A. "

L'anno duemilatre , il giorno quindici del mese di dicembre alle ore undici e minuti quarantacinque

(15.12.2003 ore 11.45)

In Treviso Via L. Seitz N. 47, presso gli uffici della società.

Avanti a me dott. ADA STIZ Notaio in Treviso, ed iscritto nel Ruolo del Distretto Notarile di Treviso, è personalmente comparso il Signor:

- DE' LONGHI GIUSEPPE, nato a Treviso il 24 aprile 1939, residente a Treviso Vicolo Rovero n. 1, imprenditore, cod. fisc. DLN GPP 39D24 L407D,

il quale agisce nella sua qualità di Presidente del Consiglio di Amministrazione, della società:

"DE' LONGHI S.P.A." con sede legale in Treviso Via Lodovico Seitz n.47, capitale sociale Euro 448.500.000,00 int. vers., cod. fisc. e numero di iscrizione al Registro Imprese di Treviso 11570840154, e N. 224758 R.E.A.,

Comparente, cittadino italiano, della cui identità personale io Notaio sono certo, il quale rinuncia col mio

consenso all'assistenza dei testimoni.
Assume la Presidenza il comm. DE' LONGHI GIUSEPPE il quale, invitando me notaio a fungere da segretario, mi dichiara che sono convenuti in questo giorno, luogo ed ora, i componenti del consiglio di amministrazione della suddetta società "DE' LONGHI S.P.A." per discutere e deliberare in merito all'aumento di capitale che l'assemblea straordinaria dei soci in data 18 aprile 2001, Verbale a rogito del notaio Ada Stiz N. 72537 di rep. registrato a Treviso il 24 aprile 2001 ha delegato all'organo amministrativo ai sensi dell'art. 2443 C.C. e mi richiede di far constatare da pubblico verbale le risultanze della riunione e le delibere che lo stesso sarà per adottare.
Aderendo io notaio alla richiesta, il Presidente constata e fa constatare:
- che il presente consiglio di amministrazione è stato convocato a mezzo telefax del 12 dicembre 2003,

a norma dell'art. 13 dello Statuto sociale;
- del consiglio di amministrazione, oltre ad esso comparente, sono pure presenti, presso la sede sociale, consiglieri i signori: Beraldo Stefano, De' Longhi Fabio e Sartori Silvio, il consigliere Garavaglia Carlo è collegato in audiovideoconferenza nel rispetto delle pre-

scrizioni dell'art. 13 dello Statuto sociale, i consiglieri prof. Giorgio Brunetti e Sig. Giorgio Sandri hanno giustificato la loro assenza,

- del Collegio sindacale è presente il Presidente, dr. Ponzellini Gianluca, collegato in audiovideoconferenza nel rispetto delle prescrizioni dell'art. 13 dello Statuto sociale. I sindaci dr. Massimo Lnafranchi e dr. Giancarlo Malerba hanno giustificato la loro assenza.

- che nessuno dei presenti si oppone alla trattazione degli argomenti posti all'ordine del giorno dichiarandosi tutti sufficientemente informati in merito agli stessi.

dichiara

la riunione validamente costituita a norma dell'art. 12 e 13 dello Statuto sociale ed atta a deliberare sul seguente

ORDINE DEL GIORNO

1°) aumento di capitale sociale a pagamento a servizio del piano di stock option 2001-2006, in attuazione della delega conferita dall'assemblea straordinaria del 18 aprile 2001; deleghe agli amministratori; delibere inerenti e conseguenti;

2°) determinazione compensi agli amministratori investiti di particolari cariche ed ai membri del Comitato per la Remunerazione ed il Comitato per il Controllo In-

terno e la *Corporate Governance*;

3°) comunicazioni del Presidente e dell'Amministratore Delegato;

4°) varie ed eventuali.

Iniziando la trattazione degli argomenti posti all'ordine del giorno, il Presidente della riunione rammenta anzitutto che l'assemblea straordinaria del 18 aprile 2001 (di cui a verbale in pari data n. 72537 di rep. notaio in Treviso dott. Ada Stiz, registrato a Treviso - Atti Pubblici il 24 aprile 2001, n. 1457, ebbe - tra l'altro - a deliberare l'attribuzione al Consiglio di amministrazione della facoltà di aumentare, a' sensi dell'articolo 2443 c.c., il capitale sociale, in una o più *tranches*, per un importo massimo di euro 22.500.000 (ventiduemilionicinquecentomila) e per un periodo massimo di cinque anni da detta data del 18 aprile 2001, mediante emissione di massime n. 7.500.000 (settemilionicinquecentomila) azioni ordinarie della Società del valore nominale di euro 3,00 (tre) ciascuna, con esclusione del diritto di opzione ai sensi dell'art. 2441, co. 5 e co. 8 del cod. civ., da riservare all'attuazione di uno o più piani di stock option, a condizioni da definirsi da parte del Consiglio di Amministrazione ed a favore di dipendenti e dirigenti della società e/o delle sue controllate da individuarsi da parte del Consiglio

di Amministrazione stesso e da emettere al prezzo di emissione determinato di volta in volta a cura del Consiglio di Amministrazione in misura non inferiore a euro 3,40 (tre virgola quaranta) di cui euro 0,40 (zero virgola quaranta) a titolo di sovrapprezzo.

Il Presidente prosegue rammentando ai presenti i termini, le modalità e le condizioni di esercizio delle opzioni stabiliti dal Regolamento del Piano di stock option di De' Longhi S.p.A. 2001-2006 approvato dal Consiglio di Amministrazione in data 12 giugno 2001: in particolare, l'esercizio di una parte delle opzioni attribuite (cd. "Tranche A") è subordinato al permanere del rapporto di lavoro tra il beneficiario e la società di appartenenza sino al 31 dicembre 2003; l'esercizio di altra parte delle opzioni assegnate (cd. "*Tranche* B") è subordinato, oltre alla permanenza del rapporto di lavoro, al raggiungimento di determinati obbiettivi di *performance* nell'esercizio chiuso al 31 dicembre 2003.

:onformemente al Regolamento del Piano i beneficiari :vranno il diritto di sottoscrivere già nel corso del 004 massime n. 4.068.600 azioni, subordinatamente al onseguimento degli obbiettivi di permanenza ("tranche ") e di permanenza/performance ("tranche B").

. prezzo di emissione è quello già stabilito dal Consiio ed è pari:

- ad euro 3,40, con riferimento ai beneficiari dell'assegnazione del mese di luglio 2001;

- ad euro 4,123 con riferimento ai beneficiari dell'assegnazione del mese di marzo 2002.

Per tali ragioni, il Presidente invita il Consiglio:

- a deliberare, in via scindibile ai sensi dell'art. 2439, co. 2, cod. civ., l'aumento di capitale sociale in denaro per complessivi massimi nominali euro 12.205.800,00 (dodicimilioniduecentocinquemilaottocento/00), mediante emissione di massime n. 4.068.600 azioni ordinarie della Società da nominali euro 3,00 (tre virgola zerozero) ciascuna, da destinarsi all'eventuale esercizio delle stock option in conformità con quanto previsto dal Regolamento approvato dal Consiglio di Amministrazione in data 12 giugno 2001 - di cui n. 3.921.655 azioni al prezzo di euro 3,40.= (tre virgola quaranta) e quindi euro 0,40.= (zero virgola quaranta) a titolo di sovrapprezzo, da destinarsi ai beneficiari dell'assegnazione di luglio 2001; e n. 143.945 azioni al prezzo di euro 4,123.= (quattro virgola centoventitre) e quindi euro 1,123.= (uno virgola centoventitre) a titolo di sovrapprezzo, da destinarsi ai beneficiari dell'assegnazione del marzo 2002;

- a dare mandato ad uno o più Amministratori, perché comunichino agli aventi diritto il numero di opzioni even-

tualmente esercitabili confermandone le modalità di esercizio e, più in generale, eseguano tutto quanto necessario per portare a termine l'aumento di capitale e l'attribuzione delle opzioni, nel rispetto ed in conformità con il Piano di stock option e pertanto anche in più *tranches*, comunque entro e non oltre il 28.02.2006, considerato che gli aventi diritto potranno esercitare le opzioni entro tale data;

- a dare mandato ad uno o più Amministratori perché compiano tutte le formalità inerenti e conseguenti l'aumento di capitale da deliberarsi in data odierna e, tra l'altro, trasmettano la delibera consiliare di aumento del capitale alla Consob ai sensi dell'art. 92, lett. e), Reg. Consob n. 11971/99 e successive modificazioni ed integrazioni; provvedano agli adempimenti pubblicitari di cui all'art. 2444 cod. civ. ed all'art. 98 Reg. Consob n. 11971/99 e successive modificazioni ed integrazioni;
- ad approvare la parte del comunicato stampa relativa al deliberando aumento di capitale sociale come riportato nel testo sottoposto ai presenti e che verrà prontamente trasmesso alla Borsa Italiana S.p.A. con le modalità indicate nell'art. 66 Reg. Consob n. 11971/99 e successive modificazioni ed integrazioni.

Il Presidente rammenta infine ai signori membri del Con-

siglio che la deliberanda offerta delle azioni De' Longhi a servizio del Piano di stock option, per il numero e la natura dei destinatari, è esonerata dalla redazione di un Prospetto Informativo, in conformità con le disposizioni di legge e regolamentari in vigore che disciplinano la sollecitazione all'investimento del pubblico risparmio.

Il Presidente della riunione dà lettura, in assemblea, del nuovo testo dell'articolo 5 dello Statuto sociale da aggiornarsi a seguito del deliberato aumento di capitale sociale.

Il Presidente del Collegio sindacale a nome dell'intero collegio, attesta quindi che l'attuale capitale sociale di euro 448.500.000,00.= (quattrocentoquarantottomilioni cinquecentomila virgola zerozero) risulta interamente sottoscritto, versato ed esistente.

Il Consiglio quindi:

- udita l'esposizione del Presidente;

- preso atto della attestazione del Presidente del Collegio sindacale che il capitale sociale di euro 448.500.000,00 è interamente sottoscritto, versato ed esistente;

- vista la delega ex art. 2443 c.c. ad esso Consiglio attribuita dall'assemblea straordinaria del 18 aprile 2001, suddetta, ed in esecuzione della stessa,

unanime delibera

1.) di aumentare il capitale sociale a pagamento per massimi nominali euro 12.205.800,00 (dodicimilioniduecentocinquemilaottocento/00) ,mediante emissione di massime numero 4.068.600 azioni ordinarie da nominali euro 3,00 (tre) ciascuna, godimento regolare, da offrire ai beneficiari del Piano di stock option 2001-2006 approvato dal Consiglio di Amministrazione in data 21 giugno 2001, subordinatamente al raggiungimento degli obbiettivi e con le modalità ed i termini indicati dal medesimo Piano, e precisamente: n. 3.921.655 azioni al prezzo di euro 3,40.= (tre virgola quaranta) e quindi euro 0,40.= (zero virgola quaranta) a titolo di sovrapprezzo, a favore dei beneficiari dell'assegnazione del mese di luglio 2001, e n. 143.945 azioni al prezzo di euro 4,123.= (quattro virgola centoventitre) e quindi euro 1,123.= (uno virgola centoventitre) a titolo di sovrapprezzo, da destinarsi ai beneficiari dell'assegnazione del mese di marzo 2002;

2.) di dare mandato al Dott. Stefano Beraldo ed al Prof. Giorgio Brunetti, in via tra loro disgiunta, per dare esecuzione al qui deliberato aumento di capitale, anche in più tranches, comunque entro e non oltre il 28.02.2006, stabilendosi che ove il sopra deliberato aumento di capitale non fosse interamente sottoscritto en-

tro tale data lo stesso rimarrà fermo nei limiti delle sottoscrizioni raccolte a tale data; il mandato comprende, tra l'altro, il compito di comunicare ai beneficiari il numero di opzioni che risulteranno esercitabili in conformità con il Piano di stock option sopra detto, confermandone le modalità di esercizio e, più in generale, di eseguire tutto quanto necessario per portare a termine l'attribuzione delle opzioni, nel rispetto ed in conformità con il medesimo Piano di stock option;

3.) di dare mandato al Dott. Stefano Beraldo ed al Dott. Fabio De'Longhi, in via fra loro disgiunta, per compiere tutte le formalità inerenti e conseguenti il sopra deliberato aumento di capitale, ivi inclusi la trasmissione della delibera del Consiglio alla Consob ai sensi dell'art. 92, lett. e), Reg. Consob n. 11971/99 e successive modificazioni ed integrazioni; il perfezionamento degli adempimenti pubblicitari ai sensi dell'art. 2444 cod. civ. ed ai sensi dell'art. 98 Reg. Consob n. 11971/99 e successive modificazioni ed integrazioni;

4.) di modificare conseguentemente l'articolo 5 (cinque) dello statuto sociale inserendovi un nuovo quarto comma del seguente tenore:

"Il Consiglio di amministrazione nella riunione del 15 dicembre 2003, a rogito del notaio Ada Stiz n. di repertorio, in esercizio della facoltà attribuitagli

dall'assemblea straordinaria del 18 aprile 2001, ha deliberato di aumentare il capitale sociale per complessivi massimi nominali euro 12.205.800,00 (dodicimiliniduecentocinquemilaottocento/00) da offrire con sovrapprezzo a dirigenti e dipendenti della società e delle sue controllate, da sottoscriversi entro e non oltre il 28 febbraio 2006.",

fermo ed invariato detto articolo 5 (cinque) in ogni altra sua parte;

5.) di dare mandato al Dott. Stefano Beraldo ed al Dott. Fabio De'Longhi, in via tra loro disgiunta, di depositare entro i termini previsti dalla legge il testo dello Statuto sociale contenente il capitale sociale nell'ammontare effettivamente sottoscritto entro il termine del 28 febbraio 2006, presso il registro delle imprese competente nonchè ad espletare i conseguenti adempimenti civili e fiscali.

6.) di approvare la parte del comunicato stampa relativa al deliberando aumento di capitale sociale come riportato nel testo sottoposto ai presenti e che verrà prontamente trasmesso alla Borsa Italiana S.p.A. con le modalità indicate nell'art. 66 Reg. Consob n. 11971/99 e successive modificazioni ed integrazioni;

7.) di allegare al presente verbale lo statuto sociale contenente la modifica suddetta sotto la lettera "A"

previa sottoscrizione del comparente e di me Notaio in calce ed a margine dei primi tre fogli, dispensamdomi il comparente stesso dal darne lettura in quanto già da lui letto ai presenti.

Esaurita la trattazione del primo punto all'ordine del giorno, il Consiglio passa a trattare i restanti punti dello stesso della cui verbalizzazione io notaio vengo, all'unanimità esonerato, provvedendosi a parte.

Chiusa ad ore dodici e minuti venti (12.20)

Richiesto io Notaio ho ricevuto il presente Verbale che ho letto in assemblea al comparente il quale approvandolo e confermandolo lo sottoscrive con me Notaio qui di seguito nonchè a margine dei primi due fogli.

Consta di tre fogli dattiloscritti a sensi di legge da persona di mia fiducia e completati di mio pugno per undici intere facciate e quanto fin qui della dodicesima.

Firmato Giuseppe De' Longhi

Firmato Dr. Ada Stiz Notaio (l.s.)

ALLEGATO	N° REPERTORIO	N° FASCICOLO
A	179292	19080

Statuto De' Longhi S.p.A

Titolo I Denominazione - Sede - Durata - Oggetto Sociale

Art. 1 Denominazione

E' costituita una società per azioni con la denominazione "DE' LONGHI S.P.A."

Art. 2 Sede

La Società ha sede legale in Treviso Via Lodovico Seitz n. 47.

La società potrà istituire altrove succursali, agenze e rappresentanze.

Art. 3 Durata

La durata della società è fissata al 31 dicembre 2100 e potrà essere prorogata per deliberazione dell'assemblea straordinaria dei soci.

Art. 4 Oggetto Sociale

La Società ha per oggetto:

l'attività di costruzione, lavorazioni metalmeccaniche e commercializzazione, tra cui senza limitazione, l'ideazione, progettazione, produzione, assemblaggio, acquisto, commercializzazione e vendita di apparecchi elettrodomestici, apparecchi elettrici ed elettronici, impianti per il trattamento dell'aria ad uso civile e/o industriale, il tutto anche mediante commissione a terzi.

Tali attività possono essere esercitate sia direttamente sia mediante assunzione di partecipazioni in altre società comunque operanti nel settore;

il commercio all'ingrosso ed al minuto di prodotti inerenti all'attività di cui al primo comma;

la gestione, sia in proprio che per conto terzi, di esercizi e negozi inerenti all'attività di cui al primo comma, sia in Italia che all'estero;

lo svolgimento di attività connesse o comunque utili al perseguimento dello scopo sociale, ivi comprese le attività pubblicitarie, informatiche, telematiche e multimediali, ed in genere le attività commerciali, finanziarie, immobiliari, di ricerca, formazione e consulenza purchè connesse all'attività di cui ai commi precedenti; l'attività di assunzione di partecipazioni in genere, non finalizzata alla loro alienazione, comprensiva dell'attività di acquisizione, detenzione e gestione dei diritti, rappresentati o meno da titoli, sul capitale di altre imprese, e di coordinamento tecnico e finanziario degli enti nei quali siano state assunte partecipazioni;

l'attività di finanziamento, da esercitarsi esclusivamente nei confronti di società controllanti, controllate o collegate ai sensi dell'art. 2359 cod. civ. e controllate da una stessa controllante e comunque all'interno del gruppo, comprensiva detta attività della concessione di crediti ivi compreso il rilascio di garanzie sostitutive del credito e di impegni di firma ivi comprese le operazioni di acquisto di crediti, di rilascio di fideiussioni, avalli, aperture di credito documentario, accettazioni, girate, nonché impegni a concedere credi-

to.

La società potrà inoltre compiere tutte le operazioni commerciali, finanziarie,. industriali, mobiliari ed immobiliari, concedere fidejussioni, avalli, garanzie in genere anche a favore di terzi, operazioni tutte ritenute strumentali per il conseguimento dell'oggetto sociale.

Sono tassativamente escluse dall'oggetto sociale l'esercizio nei confronti del pubblico delle attività di cui all'art. 106 del D. Lg. 385/93, le operazioni di raccolta di risparmio tra il pubblico e l'esercizio del credito nonché le attività riservate a soggetti iscritti in albi professionali.

Titolo II Capitale sociale - Azioni

Art. 5

Capitale sociale

Il capitale sociale è di Euro 448.500.000,00.= (quattrocentoquarantottomilionicinquecentomila virgola zerozero) , diviso in n. 149.500.000,00.= (centoquarantanovemilionicinquecentomila virgola zerozero) azioni del valore nominale di Euro 3 (tre) ciascuna.

L'assemblea straordinaria dei soci può delegare a norma dell'art. 2443 C.C. al Consiglio di Amministrazione la facoltà di aumentare il capitale sociale con l'osservanza delle modalità e dei limiti previsti allo stesso articolo 2443 C.C.

Con Verbale di assemblea straordinaria in data 18 aprile 2001 l'assemblea ha attribuito al Consiglio di amministrazione la

facoltà di aumentare il capitale sociale a pagamento in via scindibile con esclusione del diritto di opzione fino ad un massimo di Euro 22.500.000.= (ventiduemilionicinquecentomila) con emissione di massimo n. 7.500.000.= (settemilionicinquecentomila) azioni con sovrapprezzo; tale aumento, dovrà essere deliberato entro il 18 aprile 2006 ed è posto al servizio di uno o più piani di incentivazione riservati a dirigenti e dipendenti della società e delle sue controllate.

Il Consiglio di amministrazione nella riunione del 15 dicembre 2003, a rogito del notaio Ada Stiz n. 79292 di repertorio, in esercizio della facoltà attribuitagli dall'assemblea straordinaria del 18 aprile 2001, ha deliberato di aumentare il capitale sociale per complessivi massimi nominali euro 12.205.800,00 (dodicimiliniduecentocinquemilaottocento/00) da offrire con sovrapprezzo a dirigenti e dipendenti della società e delle sue controllate, da sottoscriversi entro e non oltre il 28 febbraio 2006.

Le azioni sono nominative ed indivisibili. Ogni azione ha diritto ad un voto.

Il capitale sociale potrà essere aumentato una o più volte nelle forme di legge, anche con emissione di azioni aventi diritti diversi da quelli delle azioni in circolazione.

La società potrà emettere anche obbligazioni convertibili in azioni.

Art. 6

Trasferibilità delle azioni

Le azioni sono liberamente trasferibili sia mortis causa sia per atto tra vivi.

Titolo III Assemblea

Art. 7

Formalità per la convocazione, diritto di intervento e rappresentanza

La convocazione dell'Assemblea, ordinaria e straordinaria che può tenersi anche in luogo diverso dalla sede legale, purché nell'ambito dell'Unione Europea, il diritto di intervento e la rappresentanza in assemblea nonchè le maggioranze deliberative e costitutive sono regolate dalla legge.

L'Assemblea ordinaria deve essere convocata almeno una volta all'anno entro quattro mesi dalla chiusura dell'esercizio sociale. Quando particolari esigenze lo richiedono, l'Assemblea ordinaria può essere convocata entro sei mesi dalla chiusura dell'esercizio sociale.

Art. 8

Presidenza dell'assemblea

L'assemblea è presieduta, nell'ordine, dal Presidente del Consiglio di Amministrazione, dal Vice Presidente, ove nominato, e in loro assenza da persona designata dagli intervenuti.

Il Presidente è assistito da un Segretario nominato dall'Assemblea, che può sceglierlo anche al di fuori degli azionisti.

L'assistenza del segretario non è necessaria quando la reda-

zione del verbale dell'Assemblea sia affidata ad un notaio.

Spetta al Presidente dell'Assemblea constatare il diritto di intervenire, anche per delega, accertare se l'Assemblea è regolarmente costituita ed in numero legale per deliberare, dirigere e regolare la discussione, stabilire l'ordine e le modalità delle votazioni nonché proclamarne l'esito.

Le deliberazioni dell'Assemblea devono constare da verbale sottoscritto dal Presidente e dal Segretario, oppure dal notaio se nominato.

Titolo IV Amministrazione

Art. 9

Organo Amministrativo

La società è amministrata da un Consiglio di Amministrazione composto da un minimo di tre ad un massimo di tredici membri.

L'Assemblea determina il numero dei componenti il Consiglio, numero che rimane fermo fino a sua diversa deliberazione.

Il Consiglio di Amministrazione dura in carica per il periodo stabilito all'atto della nomina dall'Assemblea, che in ogni caso non può superare i tre anni. I Consiglieri sono rieleggibili.

Qualora per rinuncia o per qualsiasi altra causa venga a cessare più della metà degli Amministratori, l'intero Consiglio si intende decaduto con effetto dal momento della sua ricostituzione.

Art. 10

Poteri dell'Organo Amministrativo

Il Consiglio di Amministrazione è investito dei più ampi poteri per la gestione ordinaria e straordinaria della Società senza limitazione alcuna, con facoltà quindi di compiere tutti gli atti che riterrà più opportuni per l'attuazione e il raggiungimento dello scopo sociale, esclusi soltanto quelli che la legge o lo statuto riservano all'Assemblea dei soci.

In particolare, sono riservate all'esclusiva competenza del Consiglio di Amministrazione, oltre alle attribuzioni non delegabili ai sensi di legge,

- l'approvazione dei budget e dei piani triennali,
- la fissazione dei criteri relativi alla formazione ed alla modificazione dei regolamenti interni,
- la nomina e la revoca di direttori generali e la ratifica di operazioni significative con parti correlate.

Per l'esecuzione delle proprie deliberazioni e per la gestione sociale, il Consiglio di Amministrazione, nell'osservanza dei limiti di legge, può:

- istituire un Comitato Esecutivo, determinandone i poteri, il numero dei componenti e le modalità di funzionamento,
- delegare gli opportuni poteri, determinando i limiti di delega, ad uno o più amministratori,
- nominare uno o più Comitati con funzioni consultive, anche al fine di adeguare il sistema di governo societario alle raccomandazioni in tema di corporate governance,

- nominare uno o più direttori generali, determinandone le attribuzioni e le facoltà,

- nominare, o attribuire ad amministratori la facoltà di nominare, direttori, vice direttori, procuratori, e, più, in generale, mandatari, per il compimento di determinati atti o categorie di atti o per operazioni determinate.

Il Consiglio di Amministrazione, tramite il Presidente o altri consiglieri a ciò delegati, riferisce al Collegio Sindacale sull'attività svolta e sulle operazioni di maggior rilievo economico, finanziario e patrimoniale, effettuate dalla Società o dalle società controllate; in particolare riferisce sulle operazioni in potenziale conflitto di interesse. Tale comunicazione viene effettuata tempestivamente e comunque con periodicità almeno trimestrale, in occasione delle riunioni del Consiglio di Amministrazione ovvero mediante nota scritta indirizzata al Presidente del Collegio Sindacale.

Art. 11

Funzionamento del Consiglio di Amministrazione

Il Consiglio di Amministrazione elegge fra i propri membri un Presidente - ove l'Assemblea non vi abbia già provveduto - e può nominare un Vice Presidente. Entrambi sono rieleggibili.

Le adunanze del Consiglio di Amministrazione sono presiedute dal Presidente, o dal Vice Presidente in caso di sua assenza o impedimento. In assenza del Vice Presidente, la presidenza spetta al Consigliere nominato dagli intervenuti.

Il Consiglio di Amministrazione nomina un Segretario che può essere scelto anche al di fuori dei suoi membri.

Art. 12

Validità delle deliberazioni del Consiglio

Per la validità delle deliberazioni del Cosiglio di Amministrazione dovrà essere presente la maggioranza degli amministratori in carica.

Le deliberazioni sono prese a voto palese e a maggioranza assoluta dai votanti, esclusi quindi dal computo gli atenuti, in caso di parità prevale il voto di chi presiede.

Art. 13

Convocazione del Consiglio

Il Presidente, o chi ne fa le veci, riunisce il Consiglio di Amministrazione nella sede sociale o altrove (in Italia o nell'ambito dell'Unione Europea o negli Stati Uniti d'America), ogni qual volta lo giudichi opportuno nell'interesse sociale o ne sia fatta domanda scritta indicante gli argomenti da trattare dalla maggioranza dei Consiglieri in carica o dal Collegio Sindacale, o ancora da almeno due dei suoi membri, e ne formula l'ordine del giorno.

La convocazione indicherà la data della riunione, l'ora ed il luogo e gli argomenti da trattare.

Detta convocazione sarà fatta con lettera raccomandata, telegramma, telex o telefax da spedirsi almeno cinque giorni prima dell'adunanza, salvo casi di urgenza nei quali tale termine

potrà essere ridotto fino ad un minimo di ventiquattro ore. Della convocazione viene dato, nello stesso termine, avviso ai Sindaci effettivi.

Le riunioni del Consiglio di Amministrazione possono essere validamente tenute in audiovideoconferenza, purché risulti garantita l'esatta identificazione delle persone legittimate a presenziare dagli altri capi del video, la possibilità di tutti i partecipanti di intervenire oralmente, in tempo reale, su tutti gli argomenti, di poter visionare e ricevere documentazione e di poterne trasmettere. La riunione del Consiglio di Amministrazione si considera tenuta nel luogo in cui si devono trovare, simultaneamente, il Presidente ed il Segretario.

Titolo V Collegio Sindacale

Art. 14

Collegio Sindacale

Il Collegio Sindacale è costituito da tre sindaci effettivi e da due supplenti che siano in possesso dei requisiti di cui alla vigente normativa anche regolamentare; a tal fine si terrà conto che materie e settori di attività strettamente inerenti a quelli dell'impresa sono quelli indicati nell'oggetto sociale, con particolare riferimento a società o enti operanti in campo industriale, commerciale, immobiliare, informatico finanziario e dei servizi in genere.

L'Assemblea ordinaria elegge il Collegio Sindacale e ne determina il compenso. Alla minoranza è riservata l'elezione di un

sindaco effettivo e di un sindaco supplente. La nomina del Collegio Sindacale avviene, salvo il caso previsto dal penultimo comma del presente articolo, sulla base di liste presentate dai soci nelle quali i candidati sono elencati mediante numero progressivo. Ciascuna lista contiene un numero di candidati non superiore al numero dei membri da eleggere. Hanno diritto di presentare una lista i soci che, da soli od insieme ad altri soci, rappresentino almeno il 2% delle azioni con diritto di voto nell'assemblea ordinaria.

Le liste dei candidati, sottoscritte da coloro che le presentano, devono essere depositate presso la sede legale della Società almeno dieci giorni prima di quello fissato per l'assemblea in prima convocazione. In allegato alle liste devono essere fornite una descrizione del curriculum professionale dei soggetti designati e le dichiarazioni con le quali i singoli candidati accettano la candidatura ed attestano, sotto la propria responsabilità, l'inesistenza di cause di ineleggibilità o di incompatibilità, nonché l'esistenza dei requisiti prescritti dalla legge, dai regolamenti vigenti e dallo statuto per la carica. Le liste presentate senza l'osservanza delle disposizioni che precedono sono considerate come non presentate.

Ogni candidato può essere inserito in una sola lista a pena di ineleggibilità. Non possono altresì essere eletti sindaci coloro che non siano in possesso dei requisiti stabiliti dalle

norme applicabili o che già rivestano la carica di sindaco effettivo in oltre cinque società con titoli quotati nei mercati regolamentati italiani, con esclusione delle società controllate da De'Longhi S.p.A..

Ogni avente diritto al voto può presentare e votare una sola lista.

Alle elezioni dei membri del Collegio sindacale si procede come segue:

- dalla lista che ha ottenuto in Assemblea il maggior numero di voti sono tratti, nell'ordine progressivo nel quale sono elencati nella lista stessa, due membri effettivi ed uno supplente;
- dalla lista che ha ottenuto in Assemblea il maggior numero di voti dopo la prima, sono tratti, nell'ordine progressivo con il quale sono elencati nella lista stessa, il restante membro effettivo ed il secondo membro supplente;
- nel caso in cui più liste abbiano ottenuto il medesimo numero di voti, si procede ad una nuova votazione di ballottaggio tra tali liste da parte di tutti i soci presenti in assemblea, risultando eletti i candidati della lista che ottenga la maggioranza semplice dei voti.

La presidenza del Collegio Sindacale spetta al membro effettivo indicato come primo candidato nella lista che ha ottenuto il maggior numero di voti.

In caso di morte, rinuncia o decadenza di un sindaco, subentra

il supplente appartenente alla medesima lista di quello cessato. Nell'ipotesi di sostituzione del Presidente del Collegio Sindacale, la presidenza è assunta dall'altro membro effettivo tratto dalla lista cui apparteneva il Presidente cessato. Qualora non sia possibile procedere alla sostituzione secondo i suddetti criteri, verrà convocata un'assemblea per l'integrazione del Collegio Sindacale che delibererà a maggioranza relativa.

Quando l'Assemblea deve provvedere, ai sensi del comma precedente ovvero ai sensi di legge, alla nomina dei sindaci effettivi e/o dei supplenti necessaria per l'integrazione del Collegio Sindacale si procede come segue:

- qualora si debba provvedere alla sostituzione di sindaci eletti nella lista di maggioranza, la nomina avviene con votazione a maggioranza relativa senza vincolo di lista;
- qualora, invece, occorra sostituire sindaci designati dalla minoranza, l'assemblea li sostituisce con voto a maggioranza relativa, scegliendoli, ove possibile, fra i candidati indicati nella lista di cui faceva parte il sindaco da sostituire.

Qualora sia stata presentata una sola lista, l'assemblea esprime il proprio voto su di essa; qualora la lista ottenga la maggioranza relativa, risultano eletti sindaci effettivi i primi tre candidati indicati in ordine progressivo, e sindaci supplenti il quarto ed il quinto candidato. La presidenza spetta al candidato indicato al primo posto nella lista pre-

sentata; in caso di morte, rinuncia o decadenza di un sindaco e nell'ipotesi di sostituzione del Presidente del Collegio Sindacale subentrano, rispettivamente, il sindaco supplente ed il sindaco effettivo nell'ordine risultante dalla numerazione progressiva indicata nella lista stessa.

In mancanza di liste, il Collegio Sindacale ed il suo Presidente vengono nominati dall'Assemblea con le maggioranze di legge.

I sindaci uscenti sono rieleggibili.

Titolo VI Rappresentanza legale e firma sociale

Art. 15

Rappresentanza legale

La rappresentanza legale della Società e la firma sociale, con tutti i poteri relativi, compresi quelli occorrenti per agire in ogni sede giurisdizionale e la facoltà di nominare procuratori od avvocati alle liti con mandato anche generale, spettano al Presidente del Consiglio di Amministrazione e, se nominati, al Vice Presidente ed agli amministratori cui sono stati delegati specifici poteri, nei limiti delle deleghe loro attribuite dal Consiglio di Amministrazione.

Ciascuno dei predetti rappresentanti ha il potere di agire da solo, e può anche conferire la legale rappresentanza e la firma sociale a procuratori alle liti ovvero procuratori per determinati atti ed operazioni o per categorie di atti e di operazioni.

Titolo VII Bilancio ed utili

Art. 16

Esercizio sociale e bilancio

Gli esercizi sociali si chiudono al 31 dicembre di ogni anno.

Art. 17

Destinazione degli utili

Gli utili netti risultanti dal bilancio sono così distribuiti:

- alla riserva legale per una quota pari al 5% sino a che la stessa non abbia raggiunto il quinto del capitale sociale;
- la restante parte dell'utile netto è a disposizione dell'Assemblea, la quale potrà, in via alternativa o cumulativa, destinarla agli azionisti o alla formazione ed all'incremento di riserve.

I dividendi non riscossi entro cinque anni dal giorno della loro esigibilità andranno prescritti a favore della Società.

Possono essere distribuiti acconti sui dividendi nel rispetto della legge.

Titolo VIII Disposizioni finali

Art. 18

Scioglimento e liquidazione

Addivenendosi in qualsiasi tempo e per qualsiasi causa allo scioglimento della Società spetta all'assemblea di stabilire le modalità di liquidazione.

L'assemblea nomina anche uno o più liquidatori e ne determina i compiti e l'emolumento.

Art. 19

Rinvio

Per quanto non è previsto nel presente statuto si fa riferimento al Codice Civile e alle leggi applicabili in materia.

La presente copia estesa su n° 7 fogli ......

è conforme all'originale mio atto ed unito allegato

si rilascia per la parte

Treviso, li ....

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

PRESS RELEASE

DE' LONGHI S.p.A.: approved by the Board of Directors the capital increase to service stock option plan 2001-2006.

The Board of Directors of De' Longhi S.p.A, in accordance with the authorisation granted by the Shareholders' Meeting as of 18 April 2001, has approved the capital increase to service the stock option plan 2001-2006 for the Directors and employees of the De' Longhi Group, taking into account the number of options which could be exercised in the 2004-2006 period. A capital increase for a maximum of € 12,205,800.00, through the issue of a maximum of 4,068,600 shares has been approved.

The stock option plan grants 60 of Directors and employees of the De' Longhi Group the right to buy De' Longhi shares at a price starting from €3.4.

Contacts:

For the press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35
T 0039 – 347 – 33.55.398

For analysts and investors:

De'Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 15 December 2003

(3)

PRESS RELEASE

DE' LONGHI S.p.A.: sales in 2003 increased by over 4% at constant exchange rates (sales were in line with 2002 at current exchange rates). Finalised the acquisition of a leading manufacturer of oil-filled radiators (also involved in the production of other heating appliances) in China.

Sales of the De' Longhi Group in 2003 grew by more than 4% at constant exchange rates; at current exchange rates sales were in line with the 2002 figure (€ 1.274 million). Both Italy and Rest of Europe showed healthy growth rates, whereas turnover in the UK, North America and Japan was affected by unfavourable exchange rates movements.

Over the last days, the De' Longhi Group also finalised the transaction which led to the control (67%) of a new Hong Kong company which acquired all the manufacturing assets previously owned by one of the leading manufacturers of oil-filled radiators and is also active in the production of other heating appliances; the company owns three operating facilities located in Zhongshan in the provence of Guangdong. The start of the negotiations for this transaction was disclosed in the 2003 third quarter report.
Thanks to this transaction, the De' Longhi Group sets up its second Chinese industrial centre, specialised in metal working and heating appliances and which will join the Tricom manufacturing operations, which are dedicated to the production of small domestic appliances (plastic moulding platform).
This acquisition is important because it will both allow to gain additional market shares and immediately recover competitiveness in the UK and US markets by facing the appreciation of euro.
The payment for this acquisition will be made through a profit-sharing arrangement (whereby the seller, as a minority shareholder of the acquired company, has the right to 33% of the income) with a maximum of $6,8 million payable in 5 years and subject to the company's ability to double its current production output.

Contacts:

For the press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35
T 0039 – 347 – 33.55.398

For analysts and investors:

De'Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 21 January 2004

(4)

PRESS RELEASE

DE' LONGHI S.p.A.: exemption from the publication of Fourth Quarterly Report for 2003

De'Longhi S.p.A., listed on the Telematic Share Market of the Italian Stock Exchange, communicates its intention to be exonerated from publishing the Fourth Quarterly Report (October-December 2003), as permitted by art. 82.2, letter b), of the Consob Regulation n. 11971/1999.

Therefore, the draft and consolidated balance sheets which will be approved by the Board of Directors will be made public, according to the above Consob regulations, within 90 days from the end of the financial year.

Please find attached the calendar of board of directors, shareholders' meetings and presentations to financial analysts for year 2004.

Treviso, 2004-01-21

DēLonghi

Calendar
Board of Directors, Shareholders' meetings
and presentations to financial analysts
year 2004

Date (time span)	Object
March 22-29, 2004	Presentation of the financial statements closing at 31.12.03 Conference call with financial analysts
April 21-28, 2004	Ordinary shareholders' meeting for approval of the financial statements closing at 31.12.03 Extraordinary shareholders' meeting for approval of statutory amendments according to the Italian company law reform
May 10-14, 2004	Approval of the Quarterly Report at 31.03.04 Conference call with financial analysts
September 8-13, 2004	Approval of the Half Year Report at 30.06.04 Conference call with financial analysts
November 9-12, 2004	Approval of the Quarterly Report at 30.09.04 Conference call with financial analysts